Filed by Dril-Quip, Inc. pursuant to

Rule 425 under the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Dril-Quip, Inc.

Commission File No.: 001-13439

Innovex Downhole Solutions, Inc.

August 28, 2024

To: Glass Lewis

Re: Report Feedback Statement

Dril-Quip and its Board of Directors strongly disagree with the review and recommendations by Glass Lewis and challenge the accuracy of the report published by Glass Lewis on August 23, 2024 and updated on August 27, 2024, concerning the proposed transaction between Dril-Quip and Innovex. The characterizations and conclusions in the report misrepresent the facts and disregard the rigorous process undertaken by the Board, strategic rationale and financial benefits of the transaction. The report contains numerous inaccuracies and unsubstantiated and misguided observations.

•

The report suggests that the Dril-Quip Board’s assessment of available alternatives was “rather narrow” and that the Board focused exclusively on a potential transaction with Innovex. This is a mischaracterization. Dril-Quip conducted a comprehensive assessment of standalone prospects and various strategic alternatives over multiple years, established a dedicated transaction committee specifically to assist in the review of these alternatives and engaged reputable financial advisors to assist the review process. This committee and the Dril-Quip Board functioned objectively and did not operate with a predetermined focus on Innovex, contrary to your assertions. The absence of other noteworthy counterparties highlights the limited counterparty universe and the Board’s belief that the transaction with Innovex is the best alternative with highest long-term value potential, not a lack of depth in the evaluation process as suggested in the report. This report ignores the thorough process actually undertaken by the Board.

•

The report dated August 23, 2024 suggested that there was insufficient disclosure of solicitation efforts, which is equally unfounded. The proxy clearly details that five prominent industry participants were contacted, with each being a potential candidate for a transaction. The transparency of Dril-Quip’s process is evident from the detailed disclosure included in the proxy, which states that three parties declined to pursue the opportunity without submitting an indication of interest or signing confidentiality agreements, and the two that did sign confidentiality agreements ultimately chose not to proceed. This thorough disclosure underscores the company’s commitment to a transparent and comprehensive process. While the updated report contains a correction on this topic, the significant omission in the initial report being used to support a conclusion raises serious questions about the overall review process.

•

Your observations also misinterpret the strategic rationale and financial benefits of the transaction. The assertions fail to consider the compelling strategic rationale for the transaction, which aligns with the company’s long-term strategy and aims to maximize shareholder value. The transaction is immediately and significantly accretive to all financial metrics, including earnings per share and free cash flow per share, relative to the remaining standalone company and unlocks significant and achievable cost synergies of approximately $30 million per year. For example, the report mentions a special dividend by Innovex in isolation, focusing on the beneficiary rather than considering the overall context of the transaction, the incremental pro forma ownership it provides to Dril-Quip’s stockholders, or the fact that the combined company maintains a net cash position. The report also does not recognize that within the current dynamic, global energy market, scale is critical to successfully compete and grow. By bringing together Dril-Quip’s and Innovex’s unique strengths and capabilities, the combined company will be positioned with a scaled and diversified global market presence to serve customers, drive value and improve earnings stability and resilience throughout industry cycles.

•

The concerns about Amberjack’s role and influence in the combined entity are also misguided. The governance arrangements in place ensure that Amberjack’s board nomination rights are proportionate to its ownership and are customary for transactions of this nature. As Amberjack’s ownership decreases, so does the number of board nominees, and all nominees remain subject to election by the broader shareholder base. Moreover, Amberjack is subject to strict governance arrangements that prevent any undue influence or competitive advantage, including standstill agreements and transfer/lock-up restrictions, ensuring alignment with all shareholder interests.

•

Lastly, the fiduciary termination rights included in the transaction terms, which allow for the consideration of superior proposals before shareholder approval, further reinforce Dril-Quip’s commitment to maximizing shareholder value and ensuring flexibility.

The observations in your report do not accurately reflect the thoroughness, transparency, and strategic intent of the transaction process and governance decisions. The Board’s actions were deliberate, well-informed, and aligned with maximizing shareholder value in a challenging market environment.

We urge Glass Lewis to reconsider its assessments based on the comprehensive information and facts presented.

Sincerely,

Jeffrey J. Bird

President and CEO

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger, including a supplement to the Proxy Statement/Prospectus on August 26, 2024. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.